Exhibit 99.3

TERMINATION OF Joint filing AGREEMENT

This Termination of Joint Filing Agreement (this “Agreement”) is dated as of April 3, 2026, effective as of the Closing Date, by and between Goodwood Fund (“Goodwood Fund”), Goodwood Inc. (“Goodwood”), Puccetti Funds Management Inc. (“Puccetti Funds”), and Peter Puccetti (“Puccetti” and, together with Goodwood Fund, Goodwood and Puccetti Funds, the “Parties”).

RECITALS

WHEREAS, Goodwood Fund, Goodwood and Puccetti Funds are party to that certain Joint Filing Agreement, dated as of December 19, 2024 (“Joint Filing Agreement”);

WHEREAS, effective March 1, 2026 (the “Closing Date”), 1354037 Ontario Inc., a company wholly-owned by Puccetti sold all of its equity interest in Goodwood, which beneficially owns shares of common stock in COSCIENS Biopharma Inc., to Nour Private Management Inc.; and

WHEREAS, effective as of the Closing Date, the Parties agreed to terminate the Joint Filing Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements contained herein, the arties agree as follows:

AGREEMENT

1.	Termination. Effective as of the Closing Date, the Parties agree that the Joint Filing Agreement terminated automatically and without further consideration or action by any person and there be no further rights or obligations by the Parties related thereto.

2.	Further Assurances. Each Party covenants that at any time, and from time to time, following the execution of this Agreement, it will execute such additional instruments and take such actions as may be reasonably requested by the other party to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

3.	Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

4.	Miscellaneous. This Agreement contains the entire agreement of the Parties relating to the subject matter hereof. This Agreement supersedes any prior written or oral agreements or understandings among the Parties relating to the subject matter hereof. No modification or amendment of this Agreement shall be valid unless in writing and signed by or on behalf of the Parties. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of any provision hereof.

5.	Counterparts. This Agreement may be executed in counterparts (including by signatures transmitted by facsimile, PDF or as email attachments), each of which shall be deemed to be an original, but all of which together shall constitute one and the same agreement.

[The remainder of this page is intentionally blank. Signatures follow.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their respective duly authorized officers as of the day and year first written above.

GOODWOOD FUND

By:	/s/ Elie Nour .
Name:	Elie Nour
Title:	Chief Executive Officer, Goodwood Inc.

GOODWOOD INC.

By:	/s/ Elie Nour .
Name:	Elie Nour
Title:	Chief Executive Officer, Goodwood Inc.

PUCCETTI FUNDS MANAGEMENT INC.

By:	/s/ Peter Puccetti .
Name:	Peter Puccetti
Title:	President

PETER PUCCETTI

/s/ Peter Puccetti
Peter Puccetti

[Signature Page to Termination of Joint Filing Agreement]